BP 3/5

CM 3-17 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 7 2004 161

SEC FILE NUMBER
8 – 65775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2003___ AND ENDING ___DECEMBER 31, 2003___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

OHTAKA SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2 CHESTNUT COURT___
(No. And Street)

___DOBBS FERRY,___   ___NY___   ___10522___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___NAOMASA OHTAKA___   ___(914) 479-0081___
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

___FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA___
(Name - if individual state last, first, middle name)

___60 EAST 42ND STREET___   ___NEW YORK___   ___NY___   ___10165___
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____ NAOMASA OHTAKA _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ OHTAKA SECURITIES, LLC. _____ , as of

_____ DECEMBER 31, 2003 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

VIKTORIYA PISETSKAYA
NOTARY PUBLIC, State of New York
No. 01PI6063786
Qualified in Kings County
Commission Expires September 10, 2005

_____
Notary Public

_____
Signature

President & CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).



OHTAKA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES. L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
  Ohtaka Securities, LLC:

We have audited the accompanying statement of financial condition of Ohtaka Securities, LLC as of December 31, 2003. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ohtaka Securities, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 14, 2004

OHTAKA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$ 31,277
TOTAL ASSETS	$ 31,277

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued Expenses	$ 14,762
Total Liabilities	14,762

Member's Equity:

Member's Equity	16,515
Total Member's Equity	16,515
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 31,277

The accompanying notes are an integral part of these financial statements.

OHTAKA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD SEPTEMBER 12, 2002 (INCEPTION),
THROUGH DECEMBER 31, 2003

NOTE 1.   ORGANIZATION AND OPERATIONS

Ohtaka Securities, LLC (the "Company") is a New York limited liability company formed September 12, 2002. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD").

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by the sole member.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss.

Organization costs are expensed as incurred.

NOTE 2.   NET CAPITAL REQUIREMENT

The company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the Company maintain a minimum net capital of $5,000. As of December 31, 2003 the Company had net capital of $16,515, which exceeded the requirements by $11,515.

NOTE 3.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2003, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.